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                    [GUANGSHEN RAILWAY COMPANY LIMITED LOGO]
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                                  ANNOUNCEMENT

The tenure of office of each of Mr. Li Peng, Mr. Li Qingyun, Mr. Yang Rongjiu and Mr. Zhao Genrong had ended on 12 May 2005, the date on which the term of the fourth session of the Board of the Company and the fourth session of the Supervisory Committee commenced. For the avoidance of doubt, each of Mr. Li Peng, Mr. Li Qingyun, Mr. Yang Rongjiu and Mr. Zhao Genrong had informed the Company that he has no disagreement with the Board or the Supervisory Committee (as the case may be) and there is no matter relating to the end of his tenure of office that needs to be brought to the attention of the shareholders of the Company.

The board of directors (the "BOARD") of Guangshen Railway Company Limited (the "COMPANY") referred to the announcement of the results of the annual general meeting of the Company dated 12 May 2005 (the "ANNOUNCEMENT"). In the Announcement, the Board had expressed its gratitude towards Mr. Li Peng, Mr. Li Qingyun, Mr. Yang Rongjiu and Mr. Zhao Genrong for their contribution during their tenure of office.

Mr. Li Peng and Mr. Li Qingyun were directors of the third session of the Board of the Company while Mr. Yang Rongjiu and Mr. Zhao Genrong were supervisors of the third session of the supervisory committee of the Company (the "SUPERVISORY COMMITTEE"). As the number of directors of the Board of the Company was reduced from ten to nine starting from the fourth session of the Board, Guangzhou Railway (Group) Company, the Company's controlling shareholder (the "PARENT COMPANY"), decided not to nominate Mr. Li Qingyun to stand for election as a director of the fourth session of the Board. As Mr. Yang and Mr. Zhao had reached retirement age, the Parent Company had not nominated each of them to stand for election as a supervisor of the fourth session of the Supervisory Committee. Mr. Li Peng was nominated by the Parent Company to stand for election as a director of the fourth session of the Board of the Company. As stated in the Company's announcement dated 26 April 2005, the proposal to consider and approve his appointment was withdrawn due to Mr. Li's retirement. The term of office of each of Mr. Li Peng, Mr. Li Qingyun, Mr. Yang and Mr. Zhao therefore ended on 12 May 2005, the date on which the term of the fourth session of the Board of the Company and the fourth session of the Supervisory Committee commenced.

For the avoidance of doubt, each of Mr. Li Peng, Mr. Li Qingyun, Mr. Yang Rongjiu and Mr. Zhao Genrong had informed the Company that he has no disagreement with the Board or the Supervisory Committee (as the case may be) and there is no matter relating to the end of his tenure of office that needs to be brought to the attention of the shareholders of the Company.


                                                   By Order of the Board
                                                    GUO XIANGDONG
                                                    Company Secretary


Shenzhen, The People's Republic of China, 15 July 2005

As at the date of this announcement, the executive directors of the Company are Wu Junguang, Li Kelie and Yang Jinzhong; the non-executive directors of the Company are Hu Lingling, Wu Houhui and Wen Weiming; and the independent non-executive directors of the Company are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.